210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

[FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Phase 2 Clinical Trial of REOLYSIN® in Combination with Gemcitabine in Pancreatic Cancer Reaches Primary Endpoint

CALGARY, AB, December 2, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics”) today announced that interim data from a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer (REO 017) indicated that the clinical study had successfully reached its primary endpoint, and that the drug combination is active.

To date, eight patients of 13 evaluable patients in the study had stable disease (SD) for 12 weeks or longer, for a clinical benefit rate (complete response (CR) + partial response (PR) + SD) of 62%. An additional patient had an unconfirmed PR of less than six weeks.

The study is using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted.  If less than three responses (defined as CR or PR or SD for 12 weeks or more) were observed, the study would have concluded that the combination was inactive and been terminated. If three or more responses were observed among the 17 patients, the study would enroll an additional 16 patients for a total of 33 evaluable patients.  As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled. If at least eight responses were observed out of 33 patients, the study would have reached its primary endpoint and conclude that the drug combination is active.

“These results far exceeded our initial expectations, having met the primary endpoint in a study designed to enroll 33 patients with just over a third of enrolment completed,” said Dr. Matt Coffey, Chief Operating Officer of Oncolytics. “We will continue to enroll in this study to evaluate the progression free survival of the patient group, and will continue testing REOLYSIN with various chemotherapeutic agents including gemcitabine and carboplatin/paclitaxel across multiple trials to further understand its potential in the treatment of pancreatic cancer.”

About Pancreatic Cancer
The American Cancer Society estimates that 44,030 Americans will be diagnosed with pancreatic cancer and 37,660 Americans will die from the disease in 2011, making this type of cancer the fourth leading cause of cancer death for both men and women in the United States. For more information about pancreatic cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the implication of the results generated to date with respect to REOLYSIN in the treatment of pancreatic cancer; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com